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                                                                                         Exhibit 12(e)
                                     New Orleans Public Service Inc.
                       Computation of Ratios of Earnings to Fixed Charges and
                    Ratios of Earnings to Fixed Charges and Preferred Dividends

                                                                               Years Ended
                                                           -----------------------------------------------------
                                                                               December 31,
                                                            1989        1990        1991        1992       1993
                                                           -----------------------------------------------------
                                                                      (In Thousands, Except for Ratios)

Fixed charges, as defined:
  Interest on mortgage bonds                              $24,472     $24,472     $23,865     $22,934    $19,478
  Interest on notes payable                                  ---         ---         ---          --         --
  Other interest charges                                    2,422         831         793       1,714      1,016
  Amortization of expense and premium on debt-net(cr)         579         579         565         576        598
  Interest applicable to rentals                              603         160         517         444        544
                                                          ------------------------------------------------------
                      Total fixed charges, as defined      28,076      26,042      25,740      25,668     21,636

Preferred dividends, as defined (a)                         4,633       4,020       3,582       3,214      2,952
                                                          ------------------------------------------------------

Fixed charges and preferred dividends, as defined         $32,709     $30,062     $29,322     $28,882    $24,588
                                                          ======================================================


Earnings as defined:

  Net Income                                              $14,464     $27,542     $74,699     $26,424    $47,709
  Add:
    Provision for income taxes:
      Federal and State                                       848         134       8,885      16,575     27,479
    Deferred Federal and State - net                        9,296      17,370      36,947        (340)     5,203
    Investment tax credit adjustment - net                    444         (75)       (591)       (170)      (744)
    Fixed charges as above                                 28,076      26,042      25,740      25,668     21,636
                                                          ------------------------------------------------------


Total earnings, as defined                                $53,128     $71,013    $145,680     $68,157   $101,283
                                                          ======================================================
Ratio of earnings to fixed charges, as defined               1.89        2.73        5.66        2.66       4.68
                                                          ======================================================
Ratio of earnings to fixed charges and
 preferred dividends, as defined                             1.62        2.36        4.97        2.36       4.12
                                                          ======================================================

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b)  Earnings for the twelve months ended December 31, 1991 include the $90 million effect of the
     1991 NOPSI Settlement.
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